UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                           Monterey Bay Bancorp, Inc.
                 ----------------------------------------------
                                (Name of Issuer)


                      Common Stock par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                   61239H-10-7
                 ----------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Monterey Bay Bank
         Employee Stock Ownership Plan
         IRS ID No. 33-6134953
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)    [    ]
                                                             (b)    [    ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Federally chartered stock savings institution's employee stock benefit plan organized in California.
---------------------------------------------- ---------------------------------
                                               5.       SOLE VOTING POWER
                         NUMBER OF
                                               179,688
                          SHARES               ---------------------------------
                                               6.       SHARED VOTING POWER
                       BENEFICIALLY
                                               167,541
                         OWNED BY              ---------------------------------
                                               7.       SOLE DISPOSTIVE POWER
                           EACH
                                               347,229
                         REPORTING             ---------------------------------
                                               8.       SHARED DISPOSITIVE POWER
                          PERSON
                                               --0--
                           WITH
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,229
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.15% of 3,422,635 shares of Common Stock outstanding as of December 31, 1999
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12.      TYPE OF REPORTING PERSON*

                   EP
--------------------------------------------------------------------------------

                                MONTEREY BAY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                  SCHEDULE 13G

Item 1(a)       Name of Issuer:
                Monterey Bay Bancorp, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
                567 Auto Center Drive
                Watsonville, California  95076

Item 2(a)       Name of Person Filing:
                Monterey Bay Bank
                Employee Stock Ownership Plan
                Trustee:      CNA Trust
                              3080 S. Bristol Street
                              Costa Mesa, California  92626

Item 2(b)       Address of Principal Business Offices or, if none, Residence:
                567 Auto Center Drive
                Watsonville, California  95076

Item 2(c)       Citizenship:

                Federally chartered stock savings institution's employee stock benefit plan organized in California.

Item 2(d) Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e)       CUSIP Number:  61239H-10-7

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1999, the reporting person beneficially owned 347,229 shares of the issuer. This number of shares represents 10.15% of the common stock, par value $.01, of the issuer, based upon 3,442,635 shares of such common stock outstanding as of December 31, 1999. As of December 31, 1999, the reporting person has sole power to vote or to direct the vote of 179,688 shares and shares voting power over 167,541 shares. The reporting person has the sole power to dispose or direct the disposition of 347,229 shares of common stock.

Item 5          Ownership of Five Percent or Less of a Class.

                N/A

Item 6          Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7          Identification   and  Classification  of  the  Subsidiary  Which
                Acquired the Security Being

                N/A

Item 8          Identification and Classification of Members of the Group.

                N/A

Item 9          Notice of Dissolution of Group.

                N/A

Item 10         Certification.

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           /S/Marshall G. Delk
February 17, 2000                          -----------------------------
                                           Marshall G. Delk
                                           President and Chief Operating Officer